Contact

www.linkedin.com/in/mikaelnida
(LinkedIn)

Top Skills

Python (Programming Language)
Leadership
Physics

Honors-Awards

Sigma Pi Sigma Physics Honors

Mikael N.

Co-Founder at Lotus
San Francisco Bay Area

Summary

Lotus

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Experience

Lotus (YC S22)
Co-Founder/CEO
June 2022 - Present (7 months)
San Francisco Bay Area

Algorand
Consultant
March 2022 - June 2022 (4 months)

The D. E. Shaw Group
Prop. Trading Intern
June 2021 - August 2021 (3 months)
New York City Metropolitan Area

Developed ML pricing model for CLOs

Asset Backed Securities Team

Lyft
ML SWE, Perception @ Level 5, Autonomous Vehicles
June 2020 - July 2020 (2 months)

Multiframe 3D object detection

NASA Goddard Space Flight Center
Machine Learning
June 2019 - August 2019 (3 months)
Washington D.C. Metro Area

Massachusetts Institute of Technology
Undergraduate Researcher
January 2019 - March 2019 (3 months)
Cambridge, Massachusetts

-Analyzing data from CERN's Large Hadron Collider's CMS Experiment
-Developing a machine learning algorithm to detect b-quark decay

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Education

Massachusetts Institute of Technology
Bachelor of Science - BS, Computer Science, Physics

Culver City High School
High School